As filed with the Securities and Exchange Commission on September 13, 2021.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LESLIE’S, INC.

(Exact name of Registrant as specified in its charter)

Delaware	5091	20-8397425
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2005 East Indian School Road

Phoenix, Arizona 85016

(602) 366-3999

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Brad A. Gazaway

Chief Legal Officer

Leslie’s, Inc.

2005 East Indian School Road

Phoenix, Arizona 85016

(602) 366-3999

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jennifer Bellah Maguire Peter W. Wardle Gibson, Dunn & Crutcher LLP 333 South Grand Avenue Los Angeles, CA 90071 (213) 229-7242	Marc D. Jaffe Stelios G. Saffos Scott W. Westhoff Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.001 par value per share	14,950,000	$24.05	$359,547,500	$39,227

(1)	Includes 1,950,000 shares of common stock that the underwriters have the option to purchase. See “Underwriting.”
(2)

Estimated solely for the purpose of calculating the registration fee under Rule 457(c) of the Securities Act of 1933, as amended, based on the average of the high and low prices of a share of common stock on The Nasdaq Global Select Market on September 8, 2021, which was $24.05.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion,

Preliminary Prospectus dated September 13, 2021

PROSPECTUS

13,000,000 Shares

Common Stock

$                 per share

The selling stockholders identified in this prospectus are offering 13,000,000 shares of our common stock. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

Our common stock is listed on The Nasdaq Global Select Market (“Nasdaq”) under the symbol “LESL.” On September 10, 2021, the last reported sales price of a share of our common stock on Nasdaq was $24.90.

Investing in our common stock involves risks. See the section titled “Risk Factors,” beginning on page 17 for a discussion of information that should be considered in connection with an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to the selling stockholders, before expenses	$	$

(1)	See the section titled “Underwriting” for a description of compensation payable to the underwriters and estimated offering expenses.

The underwriters may also exercise their option to purchase up to an additional 1,950,000 shares from the selling stockholders at the public offering price less the underwriting discount for 30 days after the date of this prospectus.

The shares will be ready for delivery on or about                 , 2021.

Morgan Stanley	Goldman Sachs & Co. LLC	BofA Securities

Jefferies	Nomura

Baird	Guggenheim Securities	Piper Sandler	Stifel	William Blair

Telsey Advisory Group	Loop Capital Markets	AmeriVet Securities	Ramirez & Co., Inc.

The date of this prospectus is                 , 2021.

Turning beautiful backyard moments into joyful memories since 1963.

INDUSTRY'S LARGEST consumer-centric platform serving 11,000,000 consumers whenever, wherever, and however they choose to engage with us.

11M
DIRECT CONSUMER RELATIONSHIPS

Physical network larger than the sum of our 20 largest competitors.

>20
LARGEST COMPETITORS

Digital sales >5X as large as that of our next largest digital competitor.

>5X
LARGEST DIGITAL COMPETITOR

Delivery
Leslie's - Power Powder Pro
POWER POWDER PRO
CHLOR BOOST
$179.99
10/13 - 1PM to
Chlor Brite Granular Shock Bags
Leslie's - Chlor Brite - 2 Bucket
$284.98
$36.99

2005
LESLIE'S
POOL SUPPLIES

THE LEADER

in one of the most fundamentally attractive consumer categories.

14M POOLS AND SPAS

$11B RECURRING ANNUAL SPEND

80% NON-DISCRETIONARY

+23% GROWTH IN NEW POOL BUILDS

COMPELLING & CLEAR

path to growth across product and service types.

57YRS CONSECUTIVE SALES GROWTH

$10B AVAILABLE WHITE SPACE

INCREASE WALLET SHARE

GROW CONSUMER FILE

700+ RESIDENTIAL WHITESPACE

200+ PRO WHITESPACE

PROGRAMMATIC M&A

DISRUPTIVE INNOVATION

POOL LIFE

Demystifying pool and spa care, helping owners spend less time maintaining their pools and spas, and more time enjoying them.

OUR MISSION

We are committed to continuing our legacy as the most trusted authority in pool and spa care.

You should rely only on the information contained in this prospectus or in any related free-writing prospectus prepared by or on behalf of us. We, the selling stockholders and the underwriters have not authorized anyone to provide you with information different from, or in addition to, the information contained in this prospectus or in any related free-writing prospectus. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares of common stock.

We, the selling stockholders and the underwriters have not taken any action that would permit a public offering of the shares of common stock outside the United States or permit the possession or distribution of this prospectus or any related free-writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any related free-writing prospectus must inform themselves about and observe any restrictions relating to the offering of the shares of common stock and the distribution of the prospectus outside the United States.

i

Trademarks

Leslie’s®, AccuBlue®, MyLife®, and other trademarks, trade names or service marks of Leslie’s, Inc. appearing in this prospectus are the property of Leslie’s, Inc. All other trademarks, trade names, and service marks appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the rights of the applicable licensor to these trademarks and tradenames.

Market, Ranking, and Other Industry Data

In this prospectus, we refer to information regarding industry, market, and competitive position data that we obtained from our own internal estimates and research, as well as from independent market research, industry and general publications and surveys, governmental agencies, and publicly available information in addition to research, surveys, and studies conducted by third parties. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires. All of the market and industry data used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such assumptions and limitations.

In addition, while we believe the industry, market, and competitive position data included in this prospectus is reliable and based on reasonable assumptions, such data involve risks and uncertainties and are subject to change based on various factors, including those described in the section titled “Risk Factors” included elsewhere in this prospectus and in the section titled “Risk Factors” included in our Annual Report on Form 10-K for the year ended October 3, 2020, our Quarterly Report on Form 10-Q for the quarter ended January 2, 2021, our Quarterly Report on Form 10-Q for the quarter ended April 3, 2021, and our Quarterly Report on Form 10-Q for the quarter ended July 3, 2021, which are incorporated by reference herein. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties or by us.

Non-GAAP Financial Measures

Comparable sales, comparable sales growth, adjusted EBITDA, adjusted net income and adjusted net income per share are our key non-GAAP financial measures. For more information about how we use these non-GAAP financial measures in our business, the limitations of these measures, and a reconciliation of these measures to the most directly comparable GAAP measures, please see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations––Key Factors and Measures We Use to Evaluate Our Business” included in our Quarterly Report on Form 10-Q for the quarter ended July 3, 2021, which is incorporated by reference herein.

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to purchase our common stock in this offering. You should read the entire prospectus carefully, including the section titled “Risk Factors” included elsewhere in this prospectus and the sections titled “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included in our Annual Report on Form 10-K for the year ended October 3, 2020, our Quarterly Report on Form 10-Q for the quarter ended January 2, 2021 our Quarterly Report on Form 10-Q for the quarter ended April 3, 2021, and our Quarterly Report on Form 10-Q for the quarter ended July 3, 2021, which are incorporated by reference herein, before making an investment decision. If you invest in our common stock, you are assuming a high degree of risk.

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “we,” “our,” “us,” “Leslie’s,” “the Company,” and “our Company” refer to Leslie’s, Inc. and its consolidated subsidiaries.

Our Business

Our Company

We are the largest and most trusted direct-to-consumer brand in the $11 billion United States pool and spa care industry, serving residential, professional, and commercial consumers. Founded in 1963, we are the only direct-to-consumer pool and spa care brand with national scale, operating an integrated marketing and distribution ecosystem powered by a physical network of 952 branded locations and a robust digital platform. We command a market-leading share of nearly 15% of residential aftermarket product spend as of 2020, which represents an increase of approximately 600 basis points since 2010, our physical network is larger than the sum of our twenty largest competitors, and our digital sales are estimated to be greater than five times as large as that of our largest digital competitor. We offer an extensive assortment of professional-grade products, the majority of which are exclusive to Leslie’s, as well as certified installation and repair services, all of which are essential to the ongoing maintenance of pools and spas. Our dedicated team of associates, pool and spa care experts, and experienced service technicians are passionate about empowering our consumers with the knowledge, products, and solutions necessary to confidently maintain and enjoy their pools and spas. Over the last five fiscal years, we have spent more than $70 million in foundational investments across new technologies and capabilities focused on transforming our consumer experience and advancing our industry leadership. The unprecedented scale of our integrated marketing and distribution ecosystem, which is powered by our direct-to-consumer network, uniquely enables us to efficiently reach and service every pool and spa in the continental United States—capabilities no competitor can match.

The aftermarket pool and spa care industry is one of the most fundamentally attractive consumer categories given its scale, predictability, and growth outlook. Since 1970, when industry market data was first collected, the market has demonstrated consistent growth due to the non-discretionary nature of ongoing water treatment to maintain safe, sanitized water. Without proper ongoing maintenance, water quality quickly degrades, yielding unsafe conditions and risking equipment failure. As a result, each pool and spa represents an annuity-like stream of chemical, equipment, and service revenue for their average life span of over 25 years. We estimate the average in-ground pool owner spends $24,000 or more on maintenance products and services over the life of a pool. According to P.K. Data, the United States market is comprised of a growing installed base of more than 14 million pools and spas, and the installed base of residential in ground pools has grown every year for at least 50 years. The industry generated over $11 billion in estimated revenue during 2020 and grew at an estimated 5.1% CAGR from 2015 to 2020.

The industry is currently experiencing a significant increase in demand, as the COVID-19 pandemic has accelerated secular trends in consumer behavior. Consumers are increasingly focused on outdoor living, healthy lifestyles, sanitization and safety, migrating to lower density communities, and spending more time at home, all of which are fundamentally changing their spending patterns. In particular, the stay-at-home reality of the pandemic has led to significant growth in new pool installations and pool usage. Based on research performed by P.K. Data, new pool installations grew by 23% in 2020. This significant increase in new pool construction activity represents a permanent increase in demand for aftermarket products and services. Over 200,000 new in ground pools are expected to be constructed in 2021 and 2022, representing over $5 billion in estimated lifetime maintenance spend. While our business is not dependent on new pool construction, we believe we are uniquely positioned to capture a meaningful portion of the related aftermarket spend.

Given we play primarily in the aftermarket business, we have a highly predictable, recurring revenue model, as evidenced by our 57 consecutive years of sales growth. Approximately 80% of our assortment is comprised of non-discretionary products essential to the care of residential and commercial pools and spas. Our assortment includes chemicals, equipment and parts, cleaning and maintenance equipment, and safety, recreational, and fitness-related products. We also offer important, essential services, such as equipment installation and repair for residential and commercial consumers. Consumers receive the benefit of extended vendor warranties when purchasing product through our locations or when our certified in-field technicians install or repair equipment on-site. We also offer complimentary, commercial-grade, in-store water testing and analysis via our proprietary AccuBlue® system, which increases consumer engagement, conversion, basket size, and loyalty, resulting in higher lifetime value. Our water treatment expertise is powered by data and intelligence accumulated from the millions of water tests we have performed over our history, positioning us as the most trusted water treatment solutions provider in the industry. Due to the non-discretionary nature of our products and services, our business has historically delivered strong, uninterrupted growth and profitability in all market environments, including the Great Recession and the COVID-19 pandemic. Our growth has recently accelerated with sales growth of 19.8% for fiscal year 2020 and sales growth of 28.1% for the first 39 weeks of fiscal year 2021 when compared to the prior year periods.

57 Years of Leadership and Disruptive Innovation in Pool & Spa Care

Since our founding in 1963, we have been the leading innovator in our category and have provided our consumers with the most advanced pool and spa care available. As we have scaled, we have leveraged our competitive advantages to strategically reinvest in our business and intellectual property to develop new, value-added capabilities that allow us to meet the needs of any pool and spa owner, whether they care for their pool or spa themselves or rely on a professional, whatever the nature of their need may be, and however they wish to engage with us.

Legacy of Innovation

Over our 57-year history, we have introduced innovative ways to serve pool and spa owners and the professionals who care for their pools and spas.

Owned and Exclusive Brands.    Since our inception in 1963, we have offered a portfolio of owned and exclusive brands. We continue to expand our selection of exclusive offerings through innovation, most recently with the launch of the Jacuzzi® and our RightFit® brands in 2016. Our exclusive brands and products account for approximately 55% of total sales and 80% of chemical sales. These proprietary brands and custom-formulated products are only available through our integrated platform and offer professional-grade quality to our consumers, while allowing us to achieve higher gross margins relative to sales of third-party products.

Complimentary and Proprietary Water Testing.    We pioneered complimentary in-store water testing, and over the course of our history have conducted over 40 million tests, which has helped us establish relationships, cultivate loyalty, and drive attractive lifetime value with our consumers as they rely on us for their water treatment needs. We have found that consumers who regularly test their water with us spend more with us per year than other consumers, and we believe that these consumers experience significantly fewer days where their pools are out of commission.

Complimentary In-Store Repair.    We provide complimentary in-store equipment repair, which we offer to all consumers with the purchase of Leslie’s replacement parts. Over the last fifteen years, we have conducted more than one million in-store repairs.

In-Field Services.    We employ the industry’s largest in-field service network, consisting of more than 200 pool and spa care service professionals who have the expertise to provide essential, on-site equipment installation and repair services for residential and commercial consumers throughout the continental United States.

Loyalty Program.    In 2014, we launched the industry’s first loyalty program, which helps track loyalty members’ water treatment history and prescriptions and rewards them for shopping with us. As of October 3, 2020, our loyalty program has more than 3.3 million members, up more than 50% from 2.1 million active members as of September 2018. Our loyalty members spend twice as much with us on average compared to our other consumers. In May 2021, we launched our updated loyalty program, Pool Perks, in order to offer more value-added features to further drive member enrollment and engagement.

Professional Market.    In 2015, we made the strategic decision to resource this channel and accelerate sales growth to professional consumers. Through acquisitions, technology investments, and increased utilization of our integrated network we drove a sales CAGR of over 20% through fiscal year 2020. Our differentiated go-to-market model includes 952 convenient locations, including dedicated Leslie’s PRO locations in certain markets, extended operating hours, expansive product offering through our online platforms, multiple fulfillment capabilities, and the ability to provide pool professionals with referrals to residential consumers. Despite our strong growth, our penetration in the professional market remains modest with an estimated market share of less than 10%.

Leslie’s Evolution in the Digital World

Over the last five years, we have spent more than $70 million investing in new service offerings and digital capabilities that have modernized how consumers take care of their pools and spas.

Digital Network.    We have built the largest digital presence in the industry. Our complementary platform of branded proprietary e-commerce websites and marketplace storefronts allows us to seamlessly serve the needs of all digital consumers through curated pricing and targeted merchandising strategies. In addition to our owned e-commerce websites, approximately 40% of our digital sales take place through online marketplaces. In all, our digital network is strategically designed to maximize total profitability. Our digital sales have grown at a CAGR of more than 35% between fiscal year 2015 and fiscal year 2020, and represented 26% of our total sales in fiscal year 2020, up from 8% in fiscal year 2015.

Mobile App.    In 2018, we introduced a custom-designed mobile app that allows consumers to create a personalized pool profile, sync in-store prescriptions, and monitor the performance of at-home water tests. As of July 2021, the mobile app had more than half a million downloads and an average user rating of 4.6/5.0. We plan to continue enhancing this critical element of our network by introducing new features, including transaction capabilities.

Consumer-Centric Integrated Ecosystem.    We architected a consumer-centric integrated ecosystem comprised of our physical network of 952 branded locations and a robust, data-driven digital platform. Over the last two years, we have invested in new capabilities, including global inventory visibility, buy online pick-up in store (“BOPIS”), buy online return in store (“BORIS”), and ship from store (“SFS”), all of which were introduced in 2021. With our integrated physical and digital network, we will have the unique advantage of being able to reach all consumers in the continental United States in less than 24 hours, whether they are homeowners, pool and spa professionals, or commercial pool operators, whenever, wherever, and however they prefer to shop.

AccuBlue® Water Testing & Prescription Service.    In January 2020, we launched our AccuBlue® in-store water testing device and enhanced water testing experience. AccuBlue®, which features exclusive and proprietary software that incorporates our 57 years of accumulated water treatment expertise, automates and gamifies the water testing experience, driving enhanced accuracy, higher throughput, greater consumer engagement, and increased consumer adherence to prescription recommendations. Locations that have been equipped with AccuBlue® are growing sales at a faster rate than our other locations, supported by an increase in number of water tests performed, an improved conversion rate, and an increase in number of products prescribed per test which has resulted in greater units per transaction. In December 2020, we completed the rollout of AccuBlue® across our physical network.

Highly Experienced and Visionary Management Team.    Over the last five years, we have built a diverse, multi-disciplinary management team to drive our consumer-first, digitally enabled growth. Since 2018, four of our seven senior leaders have joined our organization, bringing new expertise and capabilities that are highly complementary and synergistic with our core industry expertise that we have accumulated over decades.

Innovating the Future of Pool and Spa Care

As we look forward, we are committed to better serving our digital-first consumer by introducing an expanded portfolio of connected pool and spa products and services. We believe that we are uniquely positioned to leverage our market-leadership to continue to disrupt the pool and spa care category and further distance ourselves from our competition.

AccuBlue HomeTM Subscription.    We are actively developing new technologies that seek to fundamentally change the way all consumers, whether a novice or an expert, care for their pools and spas. Through a new AccuBlue HomeTM subscription offering, we leverage our proprietary water diagnostics software to convert on-demand test results into actionable prescriptions and treatment plans tailored to the specific size and conditions of a consumer’s pool or spa, which we can seamlessly and automatically fulfill through our integrated network. We launched the pilot of our AccuBlue Home program in June 2021.

Certified Pool Maintenance Offering.    We are assembling a strategic network of qualified pool professionals to extend the Leslie’s brand into on-site water maintenance, completing our suite of service offerings in the residential pool ecosystem.

Ongoing R&D.     We continue to leverage our intellectual property and differentiated strategic position to be the innovator and disruptor in our industry. We plan to strategically reinvest in our business and bring to market new products and services that will continue to improve our ability to serve our consumers and win in the marketplace. In addition to our internal efforts, as the most recognized and trusted authority in the industry with the most direct access and deepest relationships with pool and spa owners, we continue to receive unsolicited opportunities from third parties to introduce to the market and commercialize new products and services on an exclusive basis.

Our Competitive Strengths

We believe that the following competitive strengths have been key drivers of our success to date, and strategically position us for continued success.

Undisputed direct-to-consumer market leader in the aftermarket pool and spa care industry.

For 57 years, we have been dedicated to addressing our consumers’ pool needs so they can spend less time maintaining and more time enjoying their pools. We are the only direct-to-consumer pool and spa care brand with a nationwide physical presence and an integrated digital platform, consisting of individually merchandised e-commerce websites, a mobile app with transaction capabilities, and online marketplace operations, is designed to address the needs of all pool and spa consumers. The remainder of the industry is highly fragmented across both offline and online providers. We command a market-leading share of nearly 15% of residential aftermarket product spend, which represents an increase of approximately 600 basis points since 2010, our physical network is larger than the sum of the next twenty largest competitors, and our digital sales are estimated to be greater than five times as large as that of our largest digital competitor. Additionally, we estimate our share of digital sales to be greater than 60%.

We believe that our history, scale, and consumer-centric approach have contributed to industry-leading consumer affinity metrics. As a result of our consumer-centric approach, we have a Voice of Customer (VoC) score of approximately 73% based on our regular surveys of our consumer file, which demonstrates our consumers’ strong affinity for our brand.

Direct relationships with more than 11 million pool and spa owners and professionals, generating durable, annuity-like economics.

We are the largest national pool and spa care brand that has a direct relationship with pool and spa owners and the professionals who serve them. Across our integrated platform, we have a total file of approximately 11 million consumers. Through our team of highly trained pool and spa experts, we offer sophisticated product recommendations and other expert advice, which cultivates long-standing relationships with our consumers. The comprehensive nature of our product and service offering eliminates the need for consumers to leave the Leslie’s ecosystem, driving exceptional retention with annuity-like economics.

In 2014, we launched our loyalty membership program to further deepen our consumer relationships. The program, which serves more than 3.3 million consumers, allows members to save, earn, and redeem via discounts, points, and rewards. We track consumer preferences, order frequency, and pool profiles in order to curate and enhance our recommendations and promotions, anticipate product demand, and track lifetime value to better incentivize our loyalty members. On average, a loyalty member spends twice as much with us per year than a non-loyalty member.

Consumer-centric connected ecosystem for all pool and spa owners and the professionals who serve them using proprietary, leading brands across all channels.

We have built the most extensive and geographically diverse pool and spa care network in the United States, consisting of three formats: Residential, Professional (PRO), and Commercial. Our locations are strategically located in densely populated areas mainly throughout the Sunbelt, including California, Arizona, Texas, and Florida. Across our physical network, we employ a team of over 4,000 associates, including pool and spa care experts and service technicians, who act as solution providers to all of our consumers, including both do-it-yourself (“DIY”) and do-it-for-me (“DIFM”) pool owners as well as pool professionals.

•	Residential Locations. We serve our residential consumers through 906 residential locations that are strategically located in 38 states. Our residential locations have on average 900 in-store SKUs.

•	PRO Locations. Our 29 PRO locations carry a broadened assortment of approximately 1,500 SKUs targeting the professional consumer. These locations also serve residential and commercial consumers.

•

Commercial Service Centers.    We serve our commercial consumers through 17 Commercial Service Centers. These are our largest format locations with an extensive assortment including over 350 bulk SKUs and special items and services.

As the world has become more digitally focused, and consumers increasingly demand “smart” home-enabled options, we have focused on architecting the industry-leading integrated digital platform of proprietary e-commerce websites designed to serve our residential, professional, and commercial consumers. Our proprietary e-commerce websites serve digital consumers through curated pricing and targeted merchandising strategies. In addition to our owned e-commerce websites, we offer our products through online marketplaces such as Amazon, eBay, and Walmart. As a result of our strategic investments in digital, we are uniquely positioned to serve our consumers with cross-channel capabilities and capture incremental online demand from new consumers while growing the total profitability of the network.

Comprehensive assortment of proprietary brands with recurring, essential, superior product formulations, and trusted, solution-based services for all consumers.

We offer a comprehensive product assortment, consisting of more than 30,000 products across chemicals, equipment and parts, cleaning and maintenance equipment, and safety, recreational, and fitness-related categories. Approximately 80% of our product sales are non-discretionary and recurring in nature. In fiscal year 2020, chemicals and equipment & parts accounted for approximately 45% and 30% of our total sales, respectively. These products are critical to the ongoing maintenance of pools and spas. In addition, approximately 55% of our total sales and 80% of our chemical sales are derived from proprietary brands and custom-formulated products, which allows us to create an entrenched consumer relationship, control our supply chain, and capture attractive margins. Consumers choose our exclusive, proprietary brands and custom-formulated products for their efficacy and value, a combination that we believe cannot be found elsewhere.

We pair our comprehensive product assortment with differentiated in-store and on-site service offerings. We pioneered the complimentary in-store water test and resulting pool or spa water prescription, which has driven consumer traffic and loyalty, and has created a “pharmacist-like” relationship with our consumers. Through innovation, we recently introduced significant upgrades to our water testing capabilities with the launch of our AccuBlue® platform. The AccuBlue® testing device screens for nine distinct water quality criteria. Our in-store experts leverage our proprietary AccuBlue® water diagnostics software engine to offer our consumers a customized prescription and treatment plan using our comprehensive range of exclusive products, walking them through product use sequencing step-by-step. These detailed and sophisticated treatment algorithms are supported by our differentiated water treatment expertise built over decades. Historically, we have found that consumers who test their water with us regularly spend more with us per year than those who do not, underscoring the importance of this acquisition and retention vehicle. We also employ the industry’s largest network of in-field technicians who perform on-site evaluations, installation, and repair services for residential and commercial consumers.

Attractive financial profile characterized by consistent, profitable growth, and strong cash flow conversion offering multiple levers to drive shareholder value.

We have delivered 57 consecutive years of sales growth, demonstrating our ability to deliver strong financial results through all economic cycles. Our growth has been broad based across residential pool, residential spa, professional pool, and commercial pool consumers and has been driven by strong retention and profitable acquisition of sticky, long-term consumer relationships. Due to our scale, vertical integration, and operational excellence, we maintain high profitability. Due to our low maintenance capital intensity, we generate strong cash flows. As a result of our attractive financial profile, we have significant flexibility with respect to capital allocation, giving us the ability to drive long-term shareholder value through various operating and financial strategies.

Highly experienced and visionary management team that combines deep industry expertise and advanced, direct-to-consumer capabilities.

Our strategic vision and culture are directed by our executive management team under the leadership of our Chief Executive Officer, Michael R. Egeck and our Executive Vice President and Chief Financial Officer, Steven M. Weddell. Our well-balanced executive management team is comprised of leaders with decades of experience in the pool and spa care industry as well as recently hired executives who bring new expertise and capabilities to Leslie’s from outside industries. Our management team is uniquely capable of executing upon our strategic vision and successfully continuing to create long-term shareholder value.

Our Growth Strategies

Grow our consumer file.

We believe we have significant opportunity to acquire new residential consumers and reactivate lapsed residential consumers, which we plan to do by executing on the following strategies:

•

Acquire or reactivate consumers via optimized marketing strategy.    We believe we have a sizeable opportunity to grow by serving the millions of pool and spa owners in our market who do not actively shop with us today. We plan to accelerate our acquisition of these potential new or reactivated consumers and, at the same time, reduce consumer acquisition cost by shifting our marketing mix toward more efficient digital and social channels.

•

Capture outsized share of new pool and spa consumers.    We have observed considerable recent acceleration in new pool and hot tub installations, bringing new consumers to our market. We intend to bolster consumer file growth by deploying targeted marketing tactics to win outsized share of this new consumer cohort.

Increase share of wallet among existing consumers.

We currently serve a file of approximately 5.5 million active consumers, which represents approximately one-third of the estimated total addressable market of pool and spa owners. We define “active consumers” as consumers who transacted with us during the 18-month period ended October 3, 2020 and “lapsed residential consumers” as those who have shopped with us in the past, but have not transacted with us in the last 18 months. We believe we have a significant opportunity to increase spend from existing consumers and drive higher lifetime value. We plan to do this by executing on the following strategies:

•

Increase loyalty membership penetration and introduce program upgrades.    We plan to continue to market our loyalty program in-store and online to convert more of our consumers to loyalty members. In May 2021, we launched our updated loyalty program, Pool Perks, in order to offer more value added features to further drive member enrollment and engagement. We will explore opportunities to drive interest by selectively offering special incentives and rewards as well as introducing new value-added features. We believe these initiatives will drive higher transaction frequency and basket size, which will result in increased category spend and higher lifetime value with existing consumers.

•

Enhance retention marketing.    While we have historically been satisfied with our consumer retention metrics, we believe there is opportunity to drive even greater retention. We plan to do this by more actively leveraging our consumer database to personalize the consumer experience with targeted messaging and product recommendations.

•

Expand our product and service offering.    We plan to expand our offering by introducing new and innovative products and services in our existing categories and by expanding into adjacent categories. Specifically, we believe there is an opportunity with products targeted to spa owners, who have historically been underserved.

Grow additional share in the professional market.

We believe we have a significant opportunity to grow our sales with pool care professionals, who individually spend more than 25x as much as residential consumers on pool supplies and equipment.

Our research suggests that small and mid-size pool professionals value convenience and referrals, both of which we are uniquely positioned to offer given our 900+ locations and industry’s largest consumer file. We plan to expand our physical network of PRO locations, which specifically cater to pool professionals, by opening new locations and selectively remodeling existing residential locations. We believe there is significant whitespace opportunity to operate more than 200 total PRO locations across the United States. We also plan to assemble an affiliated network of qualified pool professionals to extend the Leslie’s name into water maintenance. To further benefit pool care professionals, we launched our Leslie’s PRO e-commerce website in June 2021. This website provides all of the online tools needed for professionals to serve their respective communities and grow their pool care businesses. We believe that this initiative represents a natural adjacency and will resonate with existing residential consumers as well as help attract new residential consumers.

Utilize strategic M&A to consolidate share and further enhance capabilities.

The aftermarket pool and spa industry remains highly fragmented, which offers attractive opportunities to utilize strategic M&A to drive consolidation. We have historically used, and plan to continue to use, strategic acquisitions to obtain consumers and capabilities in both new and existing markets. We have completed three bolt-on acquisitions during fiscal 2021 to date and continue to look for opportunities that will strategically benefit our business. We believe that we are the consolidator of choice in the industry, and we will continue to focus on acquiring high quality, market-leading businesses with teams, capabilities, and technologies that uniquely position us to create value by applying best practices across our entire physical and digital network to better serve new and existing consumer types.

Addressing underserved residential whitespace.

We have identified more than 700 underserved residential pool and spa care markets in the continental United States. With our omni-channel capabilities, successful track record of new location openings, and targeted digital marketing tactics, we believe we are well positioned to capitalize on this meaningful whitespace opportunity. We plan to assess each market independently and determine the most capital efficient way to serve these trade areas using a mix of digital assets and physical locations.

Continue to introduce disruptive innovation.

Leslie’s has a legacy of disruptive innovation in the pool and spa care industry. We plan to continue that legacy by continuously developing and introducing capabilities that create value for our consumers. Present areas of focus include water testing, maintenance prescriptions, new product offerings, and our product distribution ecosystem.

As the Internet of Things wave continues, we believe consumers will seek the convenience of “smart” home functionality in more facets of their daily lives. We believe this presents an opportunity to introduce a full service, connected home solution that effectively automates pool maintenance, including actively monitoring our customer’s water, diagnosing, developing, and prescribing a treatment plan, and delivering to our customer’s home the assortment of products needed to maintain a clear, safe, beautiful pool.

Our Consumers

We strategically serve all consumers within the aftermarket pool and spa care industry including Residential Pool, Residential Spa, Professional Pool, and Commercial Pool consumers.

•

Residential Pool.    The residential pool market consists of 8.6 million pools representing a total aftermarket sales opportunity of $6.9 billion. Within this market, DIY aftermarket spend represents roughly 70% of total spend while DIFM services represent approximately 30% of total spend. Many of our residential pool consumers visit our locations on a regular basis to conduct water testing, seek expert pool advice, and purchase products as well as utilize our integrated digital platforms.

•

Residential Spa.    The residential spa market consists of nearly 5.5 million spas or hot tubs representing a $0.7 billion aftermarket sales opportunity for chemicals and equipment. Including the $1.1 billion market for new spas, residential spa represents a total addressable market of approximately $1.8 billion.

•

Professional Pool.    The professional pool market consists of nearly 45,000 professionals who spend an estimated $23,000 on chemicals and equipment per year on average, representing a total sales opportunity of more than $650 million. Our professional pool consumers specialize in pool maintenance and equipment repair for DIFM homeowners, businesses, and government entities. We provide pool professionals access to wholesale pricing across our integrated network.

•

Commercial Pool.    The commercial pool market consists of more than 250,000 pools representing a total aftermarket sales opportunity of $2 billion. Our commercial pool consumers include operators of hotels, motels, apartment complexes, and water parks.

Summary of Risk Factors

Our business is subject to numerous risks described in the section titled “Risk Factors” included elsewhere in this prospectus and in the section titled “Risk Factors” included in our Annual Report on Form 10-K for the year ended October 3, 2020, our Quarterly Report on Form 10-Q for the quarter ended January 2, 2021, our Quarterly Report on Form 10-Q for the quarter ended April 3, 2021, and our Quarterly Report on Form 10-Q for the quarter ended July 3, 2021, which are incorporated by reference herein. You should carefully consider these risks before making an investment. Some of these risks include:

Risks Related to the Nature of Our Business

•	If we are unable to achieve comparable sales growth, our profitability and performance could be materially adversely impacted.

•	Past growth may not be indicative of future growth.

•	Loss of key members of management could adversely affect our business.

•	We are subject to legal or other proceedings that could have a material adverse effect on us.

•	Disruptions from disasters and similar events could have a material adverse effect on our business.

Risks Related to Our Industry and the Broader Economy

•	We face competition by manufacturers, retailers, distributors, and service providers in the residential, professional, and commercial pool and spa care market.

•	The demand for our swimming pool and spa related products and services may be adversely affected by unfavorable economic conditions.

•	The outbreak of COVID-19 could adversely impact our business and results of operations.

•	The demand for pool chemicals may be affected by consumer attitudes towards products for environmental or safety reasons.

•	Our results of operations may fluctuate from quarter to quarter for many reasons, including seasonality.

•	We are susceptible to adverse weather conditions.

Technology and Privacy Related Risks

•	If our online systems do not function effectively, our operating results could be adversely affected.

•	Any limitation or restriction to sell on online platforms could harm our profitability.

•	A significant disturbance or breach of our technological infrastructure could adversely affect our financial condition and results of operations.

•	Improper activities by third parties and other events or developments may result in future intrusions into or compromise of our networks, payment card terminals or other payment systems.

Risks Related to Our Business Strategy

•	We may acquire other companies or technologies, which could fail to result in a commercial product and otherwise disrupt our business.

•	Our operating results will be harmed if we are unable to effectively manage and sustain our future growth or scale our operations.

Risks Related to the Manufacturing, Processing, and Supply of Our Products

•	Our business includes the packaging and storage of chemicals and an accident related to these chemicals could subject us to liability and increased costs.

•	Product supply disruptions may have an adverse effect on our profitability and operating results.

•	The cost of raw materials could increase our cost of goods sold and cause our results of operations and financial condition to suffer.

Risks Related to Commercialization of Our Products

•	The commercial success of our planned or future products is not guaranteed.

•	We may implement a product recall or voluntary market withdrawal, which could significantly increase our costs, damage our reputation, and disrupt our business.

•	If we do not manage product inventory effectively and efficiently, it could adversely affect profitability.

•	If we do not continue to obtain favorable purchase terms with manufacturers, it could adversely affect our operating results.

Risks Related to Government Regulation

•	The nature of our business subjects us to compliance with employment, environmental, health, transportation, safety, and other governmental regulations.

•	Product quality, warranty claims or safety concerns could impact our sales and expose us to litigation.

Risks Related to Intellectual Property Matters

•	If we are unable to adequately protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights.

•	If we infringe on or misappropriate the proprietary rights of others, we may be liable for damages.

Risks Related to Our Indebtedness

•	Our substantial indebtedness could materially adversely affect our financial condition and our ability to operate our business.

•	Our ability to generate sufficient cash depends on numerous factors beyond our control, and we may be unable to generate sufficient cash flow to service our debt obligations.

•

Restrictive covenants in the agreements governing our Credit Facilities may restrict our ability to pursue our business strategies, and failure to comply with these restrictions could result in acceleration of our debt.

•	Incurrence of substantially more debt could further exacerbate the risks associated with our substantial leverage.

•	The phaseout of the London Interbank Offered Rate (LIBOR), or the replacement of LIBOR with a different reference rate, may adversely affect interest rate.

Risks Related to Ownership of Our Common Stock

•	Our stock price may be volatile, resulting in substantial losses for investors.

•	Future sales of shares by existing stockholders could cause our stock price to decline.

•

Stockholders’ ability to influence corporate matters may be limited because a small number of stockholders beneficially own a substantial amount of our common stock and continue to have substantial control over us.

•	Transactions engaged in by our principal stockholders, our officers or directors involving our common stock may have an adverse effect on the price of our stock.

•	We do not intend to pay dividends for the foreseeable future.

•	Anti-takeover provisions in our charter and under Delaware law could limit certain stockholder actions.

•	Certain provisions of our fifth amended and restated certificate of incorporation may have the effect of discouraging lawsuits against our directors and officers.

•	We will continue to incur increased costs as a result of being a public company.

•	If we are unable to effectively implement or maintain a system of internal control over financial reporting, we may not be able to accurately or timely report our financial results.

•

We were previously a “controlled company” within the meaning of the corporate governance standards of Nasdaq, and, as a result, you may not have the same protections afforded to stockholders of other companies during the transition period afforded to us by the rules of Nasdaq.

Our Corporate Information

We were incorporated as a Delaware corporation on February 6, 2007.

Our principal executive offices are located at 2005 East Indian School Road, Phoenix, Arizona 85016 and our telephone number is (602) 366-3999. We maintain a website at the address www.lesliespool.com. Information contained on, or accessible through, our website is not a part of this prospectus or the registration statement of which this prospectus forms a part, and you should not rely on that information when making a decision to invest in our common stock.

THE OFFERING

Issuer	Leslie’s, Inc.

Common stock offered by the selling stockholders	13,000,000 shares (or 14,950,000 shares if the underwriters exercise in full their option to purchase additional shares).

Option to purchase additional shares	The selling stockholders have granted the underwriters a 30-day option to purchase up to 1,950,000 additional shares of our common stock from the selling stockholders at the public offering price.

Common stock to be outstanding immediately after the offering	189,777,769 shares.

Use of proceeds	The selling stockholders will receive all net proceeds from the sale of the shares of common stock to be sold in this offering, and we will not receive any of these proceeds. See the sections titled “Use of Proceeds,” “Principal and Selling Stockholders” and “Underwriting.”

Nasdaq Trading Symbol	“LESL”

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	no vesting of the restricted stock units described below; and

•	no exercise by the underwriters of their option to purchase additional shares of common stock.

The number of shares of our common stock to be outstanding after this offering is based on 189,777,769 shares of common stock outstanding as of September 10, 2021, and excludes:

•	7,270,226 shares of common stock reserved for future issuance under our 2020 Omnibus Incentive Plan;

•	3,185,624 shares of common stock issuable upon the settlement of restricted stock units outstanding as of September 10, 2021; and

•

4,916,381 shares of common stock issuable upon the exercise of stock options outstanding as of September 10, 2021 under our 2020 Omnibus Incentive Plan, at a weighted average exercise price of $18.21 per share.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER INFORMATION

The following table sets forth our summary consolidated statements of operations data for the nine months ended July 3, 2021 and June 27, 2020 and the years ended October 3, 2020, September 28, 2019, and September 29, 2018, and our consolidated balance sheet data as of July 3, 2021, June 27, 2020, October 3, 2020, September 28, 2019, and September 29, 2018. We have derived the following consolidated statements of operations data for the years ended October 3, 2020, September 28, 2019, and September 29, 2018, and the balance sheet data as of October 3, 2020, September 28, 2019, and September 29, 2018 from our audited consolidated financial statements incorporated by reference in this prospectus. We have derived the following statements of operations data for the nine months ended July 3, 2021 and June 27, 2020 and balance sheet data as of July 3, 2021 and June 27, 2020 from our unaudited interim consolidated financial statements. The unaudited interim consolidated financial data, in management’s opinion, have been prepared on the same basis as the audited consolidated financial statements and the related notes incorporated by reference in this prospectus, and include all adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair presentation of the information for the periods presented. Our historical results are not necessarily indicative of the results that may be expected for any future period. The following summary consolidated financial data should be read with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included in our Annual Report on Form 10-K for the year ended October 3, 2020, and our Quarterly Report on Form 10-Q for the quarter ended July 3, 2021, which are incorporated by reference herein.

	(dollars in thousands, except per share amounts)
	Nine Months Ended (unaudited)		Fiscal Year Ended (audited)
	July 3, 2021	June 27, 2020	October 3, 2020(1)	September 28, 2019	September 29, 2018
Statement of operations data:
Sales	$933,991	$729,285	$1,112,229	$928,203	$892,600
Cost of merchandise and services sold	526,895	437,526	651,516	548,463	535,464

Gross profit	407,096	291,759	460,713	379,740	357,136

Selling, general and administrative expenses	265,127	214,933	314,338	258,152	241,669

Operating income	141,969	76,826	146,375	121,588	115,467

Other expense:
Interest expense	27,041	64,597	84,098	98,578	91,656
Loss on debt extinguishment	9,169	—	—	—	—
Other expenses, net	1,917	910	1,089	7,453	1,759

Total other expense	38,127	65,507	85,187	106,031	93,415
Income before taxes	103,842	11,319	61,188	15,557	22,052
Income tax expense (benefit)	21,749	(4,602)	2,627	14,855	4,926

Net income	$82,093	$15,921	$58,561	$702	$17,126
Net income per share:
Basic	$0.45	$0.10	$0.37	$0.00	$0.11
Diluted	$0.43	$0.10	$0.37	$0.00	$0.11

	(dollars in thousands, except per share amounts)
	Nine Months Ended (unaudited)		Fiscal Year Ended (audited)
	July 3, 2021	June 27, 2020	October 3, 2020(1)	September 28, 2019	September 29, 2018
Weighted average shares outstanding:
Basic	184,021	156,500	156,500	156,500	156,500
Diluted	189,603	156,500	156,500	156,500	156,500

Balance sheet data:
Cash and cash equivalents	$309,077	$148,901	$157,072	$90,899	$77,569
Total current assets	610,066	390,402	372,133	282,089	255,332
Total assets	997,794	773,903	746,438	479,721	453,160
Total current liabilities	354,119	317,665	258,196	165,522	137,165
Total liabilities	1,263,520	1,643,535	1,573,437	1,367,078	1,342,109
Total stockholders’ deficit	(265,726)	(869,632)	(826,999)	(887,357)	(888,949)
Cash flow data:
Net cash provided by operating activities	$118,376	$85,921	$103,409	$57,821	$43,280
Net cash used in investing activities	(22,176)	(21,664)	(26,811)	(36,996)	(40,219)
Net cash provided by (used in) financing activities	55,805	(6,255)	(10,425)	(7,495)	(24,386)
Other financial and operations data:
Number of new and acquired locations	11	8	10	28	38
Number of locations open at end of period	946	934	936	952	940
Comparable sales growth(2)	27.2%	15.5%	18.0%	0.4%	(1.3)%
Adjusted EBITDA(3)	$188,631	$102,714	$182,770	$160,003	$151,799
Adjusted EBITDA as a percentage of sales(3)	20.2%	14.1%	16.4%	17.2%	17.0%
Adjusted net income(3)	$110,964	$20,667	$64,973	$12,765	$22,927
Adjusted diluted net income per share	$0.59	$0.13	$0.42	$0.08	$0.15

(1)

Consisted of 53 weeks. Please see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended October 3, 2020 incorporated by reference herein for an explanation of our fiscal calendar.

(2)

Please see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors and Measures We Use to Evaluate Our Business” in our Annual Report on Form 10-K for the year ended October 3, 2020, and our Quarterly Report on Form 10-Q for the quarter ended July 3, 2021, which are incorporated by reference herein.

(3)

Please see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended October 3, 2020, and our Quarterly Report on Form 10-Q for the quarter ended July 3, 2021, which are incorporated by reference herein for a reconciliation from our net income to adjusted EBITDA and net income to adjusted net income.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below as well as other information included in this prospectus and in the information incorporated by reference herein, including our consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended October 3, 2020, our Quarterly Report on Form 10-Q for the quarter ended January 2, 2021, our Quarterly Report on Form 10-Q for the quarter ended April 3, 2021, and our Quarterly Report on Form 10-Q for the quarter ended July 3, 2021, which are incorporated by reference herein, before making an investment decision. The risks described below are not the only ones facing us. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition or results of operations. In such case, the trading price of our common stock could decline, and you may lose all or part of your original investment. This prospectus and the information incorporated by reference herein also contain forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below.

Additionally, the COVID-19 pandemic may amplify many of the risks discussed below to which we are subject and, given the unpredictable, unprecedented and fluid nature of the pandemic, it may materially and adversely affect us in ways that are not anticipated by or known to us or that we do not consider to present significant risk. Therefore, we are unable to estimate the extent to which the pandemic and its related impacts will adversely affect our business, financial condition and results of operations as well as our stock price following completion of this offering.

Risks Related to the Offering

An active trading market for our common stock may not be sustained.

Although our common stock is traded on Nasdaq under the symbol “LESL,” there is a very limited trading history and an active trading market for our common stock may not be sustained. Accordingly, no assurance can be given as to the following:

•	the likelihood that an active trading market for our common stock will be sustained;

•	the liquidity of any such market;

•	the ability of our stockholders to sell their shares of common stock; or

•	the price that our stockholders may obtain for their common stock.

If an active market for our common stock with meaningful trading volume is not maintained, the market price of our common stock may decline materially below the offering price and you may not be able to sell your shares. The public offering price for our shares in this offering will be determined by negotiations between the selling stockholders and representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering.

The market price and trading volume of our stock may be volatile or may decline regardless of our operating performance, resulting in substantial losses for investors, and could decline substantially following this offering.

The market price and trading volume of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our results of operations;

•	the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;

•

failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates or ratings or negative reports by any securities analysts who follow us or our failure to meet these estimates or the expectations of investors;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, results of operations, or capital commitments;

•	changes in operating performance and stock market valuations of other retail companies generally, or those in our industry in particular;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	changes in our board of directors or management;

•	sales of large blocks of our common stock, including sales by our executive officers or directors;

•	lawsuits threatened or filed against us;

•	changes in laws or regulations applicable to our business;

•	changes in our capital structure, such as future issuances of debt or equity securities;

•	short sales, hedging, and other derivative transactions involving our capital stock;

•	general economic conditions in the United States;

•	other events or factors, including those resulting from war, incidents of terrorism, pandemics, or other public health emergencies or responses to these events; and

•

the other factors described in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included in this prospectus and in the information incorporated by reference herein.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the contractual lock-up agreements described below expire and other restrictions on resale lapse, the trading price of our common stock could be adversely impacted. As of September 10, 2021, we had 189,777,769 shares of common stock outstanding. In connection with this offering, our directors, executive officers and the selling stockholders have entered into lock-up agreements with the underwriters prohibiting sales of our common stock, subject to certain exceptions, for a period of 60 days following the date of this prospectus. In addition, as discussed in “Certain Relationships and Related Party Transactions,” in our Annual Report on Form 10-K for the year ended October 3, 2020, pursuant to our registration rights and lock-up agreement, certain of our stockholders are subject to additional lock-up periods, including the following:

•

each stockholder party to our registration rights and lock-up agreement will be prohibited from selling shares for 90 days following any public offering subject to such agreement, subject to limited waivers and exceptions, which created an additional lock-up period as a result of our public offering in June 2021 that expired on September 8, 2021; and

•

any employee, member of management or director as of the time of closing of our initial public offering will be prohibited from selling shares for an additional 540 days, subject to limited waivers and exceptions, with such additional lock-up period expiring on October 18, 2022.

The underwriters may permit our executive officers, directors, and the selling stockholders who are subject to the contractual lock-up in connection with this offering to sell shares prior to the expiration of the lock-up agreements. Upon expiration of each of these lock-up periods, all such shares will be eligible for resale in the public market, subject to applicable securities laws, including the Securities Act. The trading price of our common stock could be adversely impacted if any of these certain significant stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market.

Stockholders’ ability to influence corporate matters may be limited because a small number of stockholders beneficially own a substantial amount of our common stock and continue to have substantial control over us.

As of September 10, 2021, our officers, directors, and principal stockholders (greater than 5% stockholders) collectively beneficially own approximately 39% of our issued and outstanding common stock (33% following completion of this offering or 32% if the underwriters exercise their option to purchase additional shares in full). As a result, these stockholders will be able to exert significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our Company or its assets, and may have interests that are different from our other stockholders’ and may vote in a way with which other stockholders disagree and which may be adverse to the interests of our other stockholders. In addition, this concentration of ownership may have the effect of preventing, discouraging, or deferring a change of control, which could depress the market price of our common stock.

Transactions engaged in by our principal stockholders, our officers or directors involving our common stock may have an adverse effect on the price of our stock.

As described above, our officers, directors, and principal stockholders (greater than 5% stockholders) collectively control approximately 39% of our issued and outstanding common stock as of September 10, 2021 (33% following completion of this offering or 32% if the underwriters exercise their option to purchase additional shares in full). Sales of our shares by these stockholders, including in this offering, could have the effect of lowering our stock price. The perceived risk associated with the possible sale of a large number of shares by these stockholders, or the adoption of significant short positions by hedge funds or other significant investors, could cause some of our stockholders to sell their stock, thus causing the price of our stock to decline. In addition, actual or anticipated downward pressure on our stock price due to actual or anticipated sales of stock by our directors or officers could cause other institutions or individuals to engage in short sales of our common stock, which may further cause the price of our stock to decline.

From time to time, our directors and executive officers may sell shares of our common stock on the open market. These sales will be publicly disclosed in filings made with the Securities and Exchange Commission (the “SEC”). In the future, our directors and executive officers may sell a significant number of shares for a variety of reasons unrelated to the performance of our business. Our stockholders may perceive these sales as a reflection on management’s view of the business and result in some stockholders selling their shares of our common stock. These sales could cause the price of our stock to drop.

Certain of our stockholders have the right to engage or invest in the same or similar businesses as us.

L Catterton and GIC Pte. Ltd. (“GIC”) each engage in other investments and business activities in addition to their ownership of us. Under our fifth amended and restated certificate of incorporation,

L Catterton and GIC each have the right, and have no duty to abstain from exercising such right, to engage or invest in the same or similar businesses as us, do business with any of our customers or vendors, or employ or otherwise engage any of our officers, directors or employees. If L Catterton, GIC or any of their respective officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty, to the fullest extent permitted by law, to offer such corporate opportunity to us, our stockholders or our affiliates.

In the event that any of our directors and officers who is also a director, officer or employee of L Catterton or GIC acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person’s capacity as our director or officer and such person acts in good faith to the fullest extent permitted by law, then even if L Catterton or GIC pursue or acquire the corporate opportunity or if L Catterton or GIC do not present the corporate opportunity to us, such person is deemed to have fully satisfied such person’s fiduciary duties owed to us and is not liable to us.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations or financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would” or the negative of these words or other similar terms or expressions. Our actual results could differ materially from those indicated in these forward-looking statements for a variety of reasons, including, among others:

•	our ability to execute on our growth strategies;

•	our ability to maintain favorable relationships with suppliers and manufacturers;

•	competition from mass merchants and specialty retailers;

•	impacts on our business from the sensitivity of our business to weather conditions, changes in the economy, and the housing market;

•	our ability to implement technology initiatives that deliver the anticipated benefits, without disrupting our operations;

•	regulatory changes and development affecting our current and future products;

•	our ability to obtain additional capital to finance operations;

•	commodity price inflation and deflation;

•	impacts on our business from the COVID-19 pandemic; and

•	other risks and uncertainties, including those listed in the section titled “Risk Factors.”

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled “Risk Factors” in this prospectus and the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended October 3, 2020, our Quarterly Report on Form 10-Q for the quarter ended January 2, 2021, our Quarterly Report on Form 10-Q for the quarter ended April 3, 2021, and our Quarterly Report on Form 10-Q for the quarter ended July 3, 2021, which are incorporated by reference herein. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. And while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this prospectus are based on events or circumstances as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments.

USE OF PROCEEDS

The selling stockholders will receive all net proceeds from the sale of the shares of our common stock to be sold in this offering. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders, including from any exercise by the underwriters of their option to purchase additional shares. The expenses of the offering, not including the underwriting discount, are estimated at approximately $0.6 million and are payable by us. See “Underwriting”.

DIVIDEND POLICY

We have never declared nor paid any cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not expect to pay any dividends on our common stock in the foreseeable future. Any future determination relating to our dividend policy will be made by our board of directors and will depend on a number of factors, including: our actual and projected financial condition, liquidity, and results of operations; our capital levels and needs; tax considerations; any acquisitions or potential acquisitions that we may examine; statutory and regulatory prohibitions and other limitations; the terms of any credit agreements or other borrowing arrangements that restrict the amount of cash dividends that we can pay; general economic conditions; and other factors deemed relevant by our board of directors. We are not obligated to pay dividends on our common stock.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of July 3, 2021 (dollars in thousands).

Cash and cash equivalents	$309,077
Debt:
Term Loan—due on March 9, 2028	807,975
Stockholders’ equity:
Common stock, $0.001 par value, 1,000,000,000 authorized, 189,284,566 shares, issued and outstanding	189
Preferred stock, $0.001 par value, 1,000,000 authorized and no shares issued and outstanding	—
Additional paid in capital	201,085
Retained deficit	(467,000)

Total stockholders’ deficit	(265,726)

Total capitalization	$542,249

The number of shares of common stock that will be outstanding after this offering is based on 189,777,769 shares of common stock outstanding as of September 10, 2021 and excludes shares of common stock reserved for future issuance under our 2020 Omnibus Incentive Plan.

You should read this information in conjunction with the sections titled “Summary Historical Consolidated Financial and Other Information” and “Description of Capital Stock” included elsewhere in this prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended October 3, 2020, and our Quarterly Report on Form 10-Q for the quarter ended July 3, 2021, which are incorporated by reference herein.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents information concerning the beneficial ownership of the shares of our common stock as of the date of this prospectus by (1) each person known by us to beneficially own more than 5% of the outstanding shares of our common stock, (2) each of our directors and named executive officers, (3) all of our directors and executive officers as a group and (4) the other parties who are selling stockholders in this offering. The table also contains information about beneficial ownership, as adjusted, to reflect the sale of common stock in this offering assuming 189,777,769 shares of common stock outstanding as of September 10, 2021.

Beneficial ownership is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting and/or investment power over securities. The information is not necessarily indicative of beneficial ownership for any other purpose. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Shares of restricted stock units and stock options that are exercisable or exercisable within 60 days of the date of this prospectus are considered outstanding and beneficially owned by the person holding the restricted stock units or stock options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each of the individuals named below is Leslie’s, Inc., 2005 East Indian School Road, Phoenix, Arizona 85016.

	Shares of common stock beneficially owned prior to this offering			Shares of common stock beneficially owned after this offering assuming no exercise of underwriters’ option		Shares of common stock beneficially owned after this offering assuming full exercise of underwriters’ option
Name of Beneficial Owner	Shares of common stock	Percentage of Total Outstanding common stock (%)	Shares of common stock offered pursuant to this prospectus	Shares of common stock	Percentage of total outstanding common stock (%)	Shares of common stock	Percentage of total outstanding common stock (%)
5% and Selling Stockholders
Entities Affiliated with L Catterton(1)	42,694,260	22.5%	7,798,671	34,895,589	18.4%	33,718,724	17.8%
Explorer Investment Pte. Ltd.(2)	25,853,078	13.6%	4,724,034	21,129,044	11.1%	20,416,158	10.8%
Named Executive Officers and Directors
Steven L. Ortega(3)	2,255,377	1.2%	—	2,255,377	1.2%	2,255,377	1.2%
Michael R. Egeck	1,904,763	1.0%	—	1,904,763	1.0%	1,904,763	1.0%
Steven M. Weddell	1,508,926	*	—	1,508,926	*	1,508,926	*
Paula R. Baker	170,779	*	—	170,779	*	170,779	*
Yolanda Daniel	7,353	*	—	7,353	*	7,353	*
Jodeen Kozlak	7,353	*	—	7,353	*	7,353	*
Marc Magliacano	—	—	—	—	—	—	—
Matthew Lischick	—	—	—	—	—	—	—
Eric Kufel	41,775	*	—	41,775	*	41,775	*
Susan O’Farrell	7,353	*	—	7,353	*	7,353	*
John Strain	57,795	*	—	57,795	*	57,795	*
James R. Ray, Jr.	—	—	—	—	—	—	—
All Directors and Executive Officers as a group (12 persons)	5,961,474	3.1%	—	5,961,474	3.1%	5,961,474	3.1%
Other Selling Stockholders
Leslie’s, Inc.(4)	7,374,736	3.9%	437,060	6,937,676	3.7%	6,882,818	3.6%
Other selling stockholder investors(5)	270,228	*	40,235	229,993	*	224,602	*

*	Represents less than one percent.

(1)

All of the shares of common stock are held by Bubbles Investor Aggregator, L.P. (“Bubbles Aggregator”). C8 Management, L.L.C. is the general partner of Bubbles Aggregator, and the management of C8 Management, L.L.C. is controlled by a managing board. J. Michael Chu and Scott A. Dahnke are the members of the managing board of C8 Management, L.L.C. and as such could be deemed to share voting control and investment power over shares that may be deemed to be beneficially owned by the entities affiliated with Catterton Management Company, L.L.C., but each disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The shares held by Bubbles Aggregator include 7,353 restricted stock units held by Marc Magliacano and 7,353 restricted stock units held by Matthew Lischick, awarded to each as compensation for service on the company’s board of directors. Such restricted stock units are held for the benefit of Bubbles Aggregator and each of Messrs. Magliacano and Lischick have no voting or dispositive power over such restricted stock units. The address of the entities and individuals mentioned in this footnote is 599 West Putnam Avenue, Greenwich, CT 06830.

(2)

Explorer Investment Pte. Ltd. (the “GIC Investor”) shares the power to vote and the power to dispose of these shares with GIC Special Investments Pte. Ltd. (“GIC SI”), and GIC, both of which are private limited companies incorporated in Singapore. GIC SI is wholly owned by GIC and is the private equity investment arm of GIC. GIC is wholly owned by the Government of Singapore and was set up with the sole purpose of managing Singapore’s foreign reserves. The Government of Singapore disclaims beneficial ownership of these shares. The business address for the GIC Investor is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.

(3)	Includes 1,435,676 shares transferred to the Mary Ann and Steven Ortega Family Trust, effective July 30, 2021, for estate planning purposes.
(4)

Represents shares held and sold by Leslie’s, Inc. for the benefit of and on behalf of certain of its employees who have elected to participate in the offering. Leslie’s, Inc. will remit all proceeds from the sale of such shares to these employees promptly following the consummation of this offering.

(5)	Consists of selling stockholder investors not otherwise listed in this table who collectively beneficially own less than 1% of our common stock prior to the offering.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock and certain provisions of our fifth amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the fifth amended and restated certificate of incorporation and the amended and restated bylaws, copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part.

Our fifth amended and restated certificate of incorporation authorizes shares of common stock and undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Our authorized capital stock consists of 1,001,000,000 shares, all with a par value of $0.001 per share, of which:

•	1 billion shares are designated as common stock; and

•	1 million shares are designated as preferred stock.

As of September 10, 2021, we had outstanding:

•	189,777,769 shares of common stock; and

•	no shares of preferred stock.

As of September 10, 2021, there were 11 stockholders of record, although there is a much larger number of beneficial holders. The actual number of stockholders is greater than the number of record holders stated above, and includes stockholders who are beneficial owners, but whose shares are held in “street name” by brokers and other nominees. Our board of directors is authorized, without stockholder approval except as required by the listing standards of Nasdaq, to issue additional shares of our capital stock.

Common Stock

Voting Rights

The common stock is entitled to one vote per share on any matter that is submitted to a vote of our stockholders. Holders of shares of our common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders.

Our fifth amended and restated certificate of incorporation does not provide for cumulative voting for the election of directors.

Economic Rights

Except as otherwise expressly provided in our fifth amended and restated certificate of incorporation or required by applicable law, all shares of our common stock have the same rights and privileges and rank equally, share ratably and be identical in all respects for all matters, including those described below.

Dividends and Distributions.    Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to share equally, on a per share basis, in such dividends and other distributions of cash, property or shares of stock of the Company as may be declared by the board of directors from time to time with respect to the common stock out of assets or funds of the Company legally available therefor.

Liquidation Rights.    On our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets remaining after the payment of the Company of whatever kind available for distribution to the holders of common stock.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and are not subject to conversion, redemption or sinking fund provisions.

Preferred Stock

Under our fifth amended and restated certificate of incorporation, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of 1 million shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. Any issuance of our preferred stock could adversely affect the voting power of holders of our common stock, and the likelihood that such holders would receive dividend payments and payments on liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. No shares of preferred stock are outstanding. We have no present plan to issue any shares of preferred stock.

Registration Rights

In connection with the IPO, we entered into an agreement that provides that certain holders of our capital stock have certain registration rights and are subject to certain transfer restrictions. See the section titled “Certain Relationships and Related Party Transactions—Registration Rights” in our Annual Report on Form 10-K for the year ended October 3, 2020, which is incorporated by reference herein.

Anti-Takeover Provisions

Stockholder Action; Special Meeting of Stockholders

Our fifth amended and restated certificate of incorporation and amended and restated bylaws provide that, from and after the Trigger Event, our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders, provided, however, that any action required or permitted to be taken by the holders of preferred stock may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable certificate of designation relating to such series of preferred stock. Our fifth amended and restated certificate of incorporation and our amended and restated bylaws also provide that, from and after the Trigger Event, except as otherwise required by law, special meetings of our stockholders can only be called by our chairman of the board or our board of directors.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of Nasdaq. These additional shares may be used for a variety of corporate finance transactions, acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger, or otherwise.

Classified Board

Our fifth amended and restated certificate of incorporation provides that our board of directors will be classified into three classes of directors, each of which will hold office for staggered three-year terms. In addition, from and after the Trigger Event, directors may only be removed from the board of directors for cause and only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class. The existence of a classified board could delay a potential acquirer from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential acquirer. See the section titled “Directors, Executive Officers and Corporate Governance—Composition of the Board of Directors and Election of Directors” in our Annual Report on Form 10-K for the year ended October 3, 2020, which is incorporated by reference herein.

Board of Directors Vacancies

Our fifth amended and restated certificate of incorporation and amended and restated bylaws authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our fifth amended and restated certificate of incorporation does not provide for cumulative voting.

Amendment of Charter and Bylaws Provisions

From and after the Trigger Event, amendments to certain provisions of our fifth amended and restated certificate of incorporation regarding the amendment of our fifth amended and restated

certificate of incorporation, the composition and authority of our board of directors, the election and removal of directors, limitations of director liability, stockholder meetings, corporate opportunities, choice of forum and the interpretation of our fifth amended and restated certificate of incorporation will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class. Our amended and restated bylaws authorize the board of directors to amend our bylaws without the assent or vote of shareholders, provided that, from and after the Trigger Event, stockholders may amend the bylaws with the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class.

Choice of Forum

Our fifth amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be, to the fullest extent permitted by law, the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty owed by any of our directors, officers, other employees or stockholders to us or our stockholders, creditors or other constituents, or a claim of aiding and abetting any such breach of fiduciary duty; (iii) any action asserting a claim against us or our directors or officers arising under the DGCL or our fifth amended and restated certificate of incorporation or the bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; (iv) any action to interpret, apply, enforce or determine the validity of our fifth amended and restated certificate of incorporation or our amended and restated bylaws; (v) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL; or (vi) any action asserting a claim against us or our directors or officers that is governed by the internal affairs doctrine; provided, however, that, in the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, any other state court of the State of Delaware, or if no state court of the State of Delaware has subject matter jurisdiction, the federal district court for the District of Delaware, unless we consent in writing to the selection of an alternative forum. Unless we consent in writing to the selection of an alternative forum, the federal district court for the District of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against us or our directors or officers. Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provisions in the fifth amended and restated certificate of incorporation. If any action the subject matter of which is within the scope the forum provisions is filed in a court other than a court located within the State of Delaware (a “foreign action”) in the name of any stockholder, such stockholder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such stockholder in any such enforcement action by service upon such stockholder’s counsel in the foreign action as agent for such stockholder.

This choice of forum provision in our fifth amended and restated certificate of incorporation may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or other employees, which may discourage lawsuits with respect to such claims. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. It is possible that a court could find these types of provisions to be inapplicable or unenforceable, and if a court were to find the choice of forum provision contained in the fifth amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Exchange

Our common stock is listed on Nasdaq under the symbol “LESL.”

SHARES ELIGIBLE FOR FUTURE SALE

As of September 10, 2021, we had 189,777,769 outstanding shares of common stock. Of the outstanding shares, 110,958,772 shares are freely tradable without restriction or further registration under the Securities Act. The remaining outstanding shares of our common stock are restricted securities, as defined in Rule 144. Certain of our stockholders may be considered affiliates.

We cannot predict what effect, if any, sales of shares of our common stock from time to time or the availability of shares of our common stock for future sale may have on the market price of our common stock. Sales of substantial amounts of common stock, including in this offering, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to raise capital through an offering of equity securities or otherwise. See the section titled “Risk Factors” elsewhere in this prospectus and in the information incorporated by reference herein.

Lock-up Agreements

In connection with this offering, we, our executive officers, directors and the selling stockholders have agreed that, subject to certain exceptions, until the 60th day after the date of the final prospectus for this offering, we and they will not, without the prior written consent of Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and BofA Securities, Inc., dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and BofA Securities, Inc. may, in their sole discretion, release any of the securities subject to these lock-up agreements at any time. See “Underwriting—Lock-Up Agreements.” In addition, certain of our stockholders are subject to additional lock-up agreements set forth in the Registration Rights and Lock-up Agreement as described in “Certain Relationships and Related Party Transactions—Registration Rights—Additional Lock-up” in our Annual Report on Form 10-K for the year ended October 3, 2020, which is incorporated by reference herein. As a result of these contractual restrictions, shares of our common stock subject to lock-up agreements are not eligible for sale until these agreements expire or the restrictions are waived by the representatives of the underwriters or the Company and L Catterton, as applicable.

Rule 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants, or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The SEC has indicated that Rule 701 will apply to typical options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Registration Statement on Form S-8

We have filed with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under our 2020 Omnibus Incentive Plan.

That registration statement was effective upon filing. Upon effectiveness, the shares of common stock covered by that registration statement were eligible for sale in the public market, subject to any vesting restrictions and limitations on exercise under the 2020 Omnibus Incentive Plan, the lock-up agreements and Rule 144 restrictions described below.

Rule 144

All shares of our common stock held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, generally may be sold in the public market only in compliance with Rule 144. Rule 144 defines an affiliate as any person who directly or indirectly controls, or is controlled by, or is under common control with, the issuer, which generally includes our directors, executive officers, and certain other related persons.

Under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is deemed to be an “affiliate” of ours would be entitled to sell within any three-month period a number of shares of our common stock that does not exceed the greater of (i) 1% of the then outstanding shares of our capital stock, or (ii) an amount equal to the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to a six-month holding period and requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock without regard to the limitations described above, subject to our compliance with Exchange Act reporting obligations for at least 90 days prior to the sale, and provided that such sales comply with the current public information requirements of Rule 144. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144, subject to our compliance with Exchange Act reporting obligations for at least 90 days prior to the sale.

Registration Rights

See the section titled “Certain Relationships and Related Party Transactions—Registration Rights” in our Annual Report on Form 10-K for the year ended October 3, 2020, which is incorporated by reference herein.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain United States federal income tax consequences relevant to non-United States holders’ (as defined below) purchase, ownership, and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury regulations promulgated or proposed thereunder, judicial decisions, and published rulings and administrative pronouncements of the United States Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may be changed, possibly with retroactive effect, so as to result in United States federal income tax consequences different from those set forth below. We have not sought, and will not seek, any rulings from the IRS regarding the matters discussed below, and there can be no assurance that the IRS will not take a position contrary to those discussed below or that any position taken by the IRS will not be sustained.

This summary is limited to non-United States holders who purchase our common stock pursuant to this offering and who hold shares of our common stock as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment purposes). This summary does not address the tax consequences arising under the laws of any United States state or local or non-United States jurisdiction or under United States federal gift and estate tax laws or the effect, if any, of the alternative minimum tax, the base erosion and anti-abuse tax, the Medicare contribution tax imposed on net investment income, or the requirements of Section 451 of the Code with respect to conforming the timing of income accruals to financial statements. In addition, this discussion does not address tax considerations applicable to a non-United States holder’s particular circumstances or to a non-United States holder that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	pass-through entities or investors therein;

•	tax-exempt organizations or governmental organizations;

•	controlled foreign corporations, passive foreign investment companies, and corporations that accumulate earnings to avoid United States federal income tax;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	United States expatriates and former citizens or former long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” (within the meaning of Section 897(l)(2) of the Code) and entities all of the interest which are held by qualified foreign pension funds;

•	“qualified shareholders” (within the meaning of Section 897(k)(3) of the Code) or investors therein;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code; and

•	persons who actually or constructively own more than 5% of our common stock.

In addition, if a partnership (including an entity or arrangement classified as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partner and the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, are urged to consult their tax advisors.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES, UNITED STATES ALTERNATIVE MINIMUM TAX RULES, OR UNDER THE LAWS OF ANY NON-UNITED STATES, STATE, OR LOCAL TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-United States Holder Defined

For purposes of this discussion, you are a “non-United States holder” if you are a beneficial owner of our common stock and you are neither a “United States person” nor an entity or arrangement classified as a partnership for United States federal income tax purposes. A United States person is any person that, for United States federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a United States court and which has one or more “United States person” (as defined in the Code) who have the authority to control all substantial decisions of the trust or (y) which has made an election under applicable Treasury regulations to be treated as a United States person for United States federal income tax purposes.

Distributions

As described under “Dividend Policy” in this prospectus, we do not currently expect to make any distributions for the foreseeable future. However, subject to the discussions below regarding FATCA and backup withholding, if we do make distributions of cash or property on our common stock, other than certain pro rata distributions of common stock, those distributions generally will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent distributions exceed both our current and our accumulated earnings and profits, they will first constitute a return of capital and will reduce your adjusted tax basis in our common stock, but not below zero, and then any excess will be treated as capital gain from the sale of our common stock, subject to the tax treatment described below in “—Gain on Sale or Other Taxable Disposition of Common Stock.”

Any dividend paid to you generally will be subject to United States federal withholding tax at a rate of 30% of the gross amount of the dividend, or such lower rate as may be specified by an applicable income tax treaty, except to the extent that the dividends are effectively connected with your conduct of a trade or business within the United States, as described below. In order to claim any treaty benefits to which you are entitled, you must provide us or our paying agent with a properly completed IRS Form W-8BEN or W-8BEN-E (or other appropriate form) certifying your qualification for the reduced treaty rate. If you do not timely furnish the required documentation, but are otherwise eligible for a reduced rate of United States federal withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If you hold our common stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, who then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

We may withhold up to 30% of the gross amount of the entire distribution even if greater than the amount constituting a dividend, as described above, to the extent provided for in the Treasury Regulations. If tax is withheld on the amount of a distribution in excess of the amount constituting a dividend, then you may be entitled to a refund of any such excess amounts if a claim for refund is timely filed with the IRS.

Dividends received by you that are effectively connected with your conduct of a trade or business within the United States (and, if an applicable income tax treaty requires, attributable to a permanent establishment or fixed base maintained by you in the United States) are exempt from the United States federal withholding tax described above. In order to claim this exemption, you must provide us or our paying agent with an IRS Form W-8ECI (or appropriate successor form) properly certifying that the dividends are effectively connected with your conduct of a trade or business within the United States. Such effectively connected dividends, although not subject to United States federal withholding tax, are generally taxed at the same graduated United States federal income tax rates applicable to United States persons (unless an applicable income tax treaty provides otherwise), net of certain applicable deductions. In addition, if you are a corporate non-United States holder, you may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on your effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items.

Gain on Sale or Other Taxable Disposition of Common Stock

Subject to the discussions below regarding FATCA and backup withholding, you generally will not be subject to United States federal income tax (including withholding thereof) on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a United States trade or business (and, if an applicable income tax treaty requires, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” (a “USRPHC”), for United States federal income tax purposes, at any time during the shorter of the five-year period ending on the date of the sale or other taxable disposition of, or your holding period for, our common stock.

If you are a non-United States holder described in the first bullet above, you generally will be subject to United States federal income tax on the gain derived from the sale or other taxable disposition (net of certain deductions or credits) under regular graduated United States federal income tax rates generally applicable to United States persons (unless an applicable income tax treaty provides otherwise), and corporate non-United States holders described in the first bullet above also may be subject to the “branch profits tax” described above in the section titled “—Distributions.”

If you are an individual non-United States holder described in the second bullet above, you will be subject to United States federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gain derived from the sale or other taxable disposition, which may be offset by certain United States source capital losses recognized in the same taxable year (even though you are not considered a resident of the United States), provided that you have timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet above, we believe that we are not currently and (based upon our projections as to our business) will not become a USRPHC.

Backup Withholding and Information Reporting

Payments of dividends on our common stock will not be subject to backup withholding, provided you either certify your non-United States status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI (or other applicable form), or otherwise establish an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to you, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain United States-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above or you otherwise establish an exemption. Proceeds of a disposition of our common stock conducted through a non-United States office of a non-United States broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to tax authorities in your country of residence, establishment, or organization.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed credit against a non-United States holder’s United States federal income tax liability, and may entitled the non-United States holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

Additional Withholding Tax on Payments Made to Foreign Accounts

Under legislation and related Treasury guidance (commonly referred to as “FATCA”), a 30% United States federal withholding tax will generally apply to any payments of dividends in respect of and, subject to the regulatory relief described below, gross proceeds from the sale or other disposition of, our common stock to (i) a “foreign financial institution” (as specifically defined in the Code and whether such foreign financial institution is the beneficial owner or an intermediary) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code and whether such non-financial foreign entity is the beneficial owner or an intermediary) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Distributions,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Under proposed Treasury regulations that may be relied upon pending finalization, the withholding tax on gross proceeds would be eliminated and, consequently, FATCA withholding on gross proceeds is not currently expected to apply. You should consult your tax advisors regarding these rules and whether they may be relevant to your ownership and disposition of our common stock.

THE PRECEDING DISCUSSION OF UNITED STATES FEDERAL TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY. THIS DISCUSSION IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE PARTICULAR UNITED STATES FEDERAL, STATE, AND LOCAL AND NON-UNITED STATES TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.      are the representatives of the underwriters.

Underwriters	Number of Shares
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC
BofA Securities, Inc.
Jefferies LLC
Nomura Securities International, Inc.
Robert W. Baird & Co. Incorporated
Guggenheim Securities, LLC
Piper Sandler & Co.
Stifel, Nicolaus & Company, Incorporated
William Blair & Company, L.L.C.
Telsey Advisory Group LLC
Loop Capital Markets LLC
AmeriVet Securities, Inc.
Samuel A. Ramirez & Company, Inc.

Total	13,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 1,950,000 shares from the selling stockholders. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $            per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to the selling stockholder	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at approximately $0.6 million and are payable by us. We have agreed to reimburse the underwriters for certain expenses in an amount up to $20,000. The underwriters have agreed to reimburse certain of our expenses incurred in connection with the offering. The underwriters may offer and sell shares through certain of their affiliates or other registered broker-dealers or selling agents.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Lock-Up Agreements with Underwriters

We have agreed with the underwriters from the date of this prospectus through the date that is 60 days after the date of this prospectus (the “Lock-Up Period”) not to (i) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or file with or confidentially submit to the SEC a registration statement under the Securities Act relating to, any securities of the Company that are substantially similar to shares of our common stock, including but not limited to any options or warrants to purchase shares of our stock or any securities that are convertible into or exchangeable for, or that represent the right to receive, stock or any such substantially similar securities, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our stock or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of stock or such other securities, in cash or otherwise, other than (A) the shares of our common stock to be sold in this offering, (B) any shares of stock issued by the us upon the conversion or exchange of securities convertible into or exchangeable for stock, which securities are outstanding on the date hereof, and (C) the grant of equity incentives pursuant to plans in effect as of the consummation of this offering, unless we obtain the prior written consent of the representatives of the underwriters.

Additionally, our executive officers, directors and the selling stockholders in this offering have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and BofA Securities, Inc., the representatives of the underwriters in the IPO, they will not, during the 60-day period after the date of this prospectus, (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock, (ii) engage in any hedging or other transaction or arrangement or (iii) otherwise publicly announce any intention to engage in or cause any action or activity described in clause (i) or (ii) above. These restrictions are subject to certain exceptions for transfers, including customary exceptions related to open market transactions, in connection with gifts, charitable contributions or transfers to immediate family members or to any trust, beneficiary or estate of a beneficiary, in connection with transfers to partnerships, limited liability companies or other entities, transfers by operation of law, the establishment of Rule 10b5-1 plans, the grant or issuance by the company pursuant to any employee benefit plans, in connection with the exercise of stock options or other instruments, including “cashless” or “net” exercises or transfers or forfeitures to satisfy tax withholding obligations, pursuant to any third-party tender offer, merger or similar transaction, a repurchase by the company in connection with a termination of employment, or in the case of a corporation, partnership, limited liability company or other business entity, (A) transfers to limited partners, general partners, members, or holders of similar interests or to any investment holding company controlled or managed by a party subject to these restriction or (B) transfers to affiliates or other entities controlled or managed by a party subject to these restrictions or any of its affiliates, and transfers with the prior written consent of the representatives on behalf of the underwriters. In the event that, during the 60-day period after the date of this prospectus, the representatives of the underwriters release or waive, in full or in part, any prohibition set forth in the lock-up agreement for any person or entity that beneficially owns 2% of the total outstanding shares of common stock, subject to certain exceptions (a “Triggering Release”), at the time of such Triggering Release, L Catterton and GIC and their affiliates shall be entitled to concurrent releases of common stock on a pro rata basis on the same terms.

Our common stock is listed on Nasdaq under the symbol “LESL.”

Price Stabilization and Short Positions

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions, and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage, and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

Other Relationships

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors, and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps, and other financial instruments for their own account and for the accounts of their consumers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities, or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each an “EEA State”), no shares have been offered or will be offered pursuant to the offering to the public in that EEA State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that EEA State or, where appropriate, approved in another EEA State and notified to the competent authority in that EEA State, all in accordance with the EU Prospectus Regulation, except that it may make an offer to the public in that EEA State of any shares at any time under the following exemptions under the EU Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the EU Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the EU Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(c)

in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation, provided that no such offer of the shares shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the EU Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any EEA State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the United Kingdom

In relation to the United Kingdom, no shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority in accordance with the UK Prospectus Regulation, except that it may make an offer to the public in the United Kingdom of any shares at any time under the following exemptions under the UK Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the UK Prospectus Regulation,

provided that no such offer of the shares shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

In the United Kingdom, the offering is only addressed to, and is directed only at, “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation, who are also (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); (ii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons being referred to as “relevant persons”). This prospectus must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will be engaged in only with relevant persons.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offering and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means the UK version of Regulation (EU) No 2017/1129 as amended by The Prospectus (Amendment etc.) (EU Exit) Regulations 2019, which is part of UK law by virtue of the European Union (Withdrawal) Act 2018.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors (as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario)), and are permitted clients (as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations). Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment hereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Hong Kong

The shares have not been will not be offered or sold in Hong Kong by means of any document other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance of Hong Kong and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA; (ii) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) the sole purpose of which is to hold investments and each beneficiary of which is an individual who is an accredited investor,

•

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares of our common stock, we have determined, and hereby notify, all relevant persons (as defined in Section 309A(1) of the SFA), that shares of our common stock are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, neither the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”), or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (the “ASIC”), in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”) and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Gibson, Dunn & Crutcher LLP. Certain legal matters in connection the shares of common stock offered hereby will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements of Leslie’s, Inc. appearing in Leslie’s, Inc.’s Annual Report on Form 10-K for the year ended October 3, 2020 have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above.

We also maintain a website at https://www.lesliespool.com/. Information contained on, or accessible through, our website is not a part of this prospectus and you should not rely on that information when making a decision to invest in our common stock.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus.

We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC:

•	our Annual Report on Form 10-K for the year ended October 3, 2020, filed with the SEC on December 23, 2020;

•	our Quarterly Reports on Form 10-Q for the quarters ended January 2, 2021, April 3, 2021, and July 3, 2021 filed with the SEC on February 8, 2021, May 10, 2021, and August 6, 2021, respectively;

•	our Current Reports on Form 8-K filed with the SEC on November 2, 2020, March 10, 2021, and August 13, 2021; and

•

the description of our common stock contained in our registration statement on  Form 8-A filed with the SEC on October 26, 2020, including any amendments or reports filed for the purposes of updating this description.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, including exhibits to these documents. You should direct any requests for documents to Leslie’s, Inc., 2005 East Indian School Road, Phoenix, AZ 85016, telephone: (602) 366-3999. You also may access these filings on our website at www.lesliespool.com. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus).

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

13,000,000 Shares

Leslie’s, Inc.

Common Stock

Prospectus

Morgan Stanley	Goldman Sachs & Co. LLC	BofA Securities

Jefferies	Nomura

Baird	Guggenheim Securities	Piper Sandler	Stifel	William Blair

Telsey Advisory Group	Loop Capital Markets	AmeriVet Securities	Ramirez & Co., Inc.

            , 2021

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table shows the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. Except as otherwise noted, we will pay all of these amounts. All amounts except the SEC registration fee and the FINRA fee are estimated.

SEC registration fee	$39,227
FINRA filing fee	54,500
Legal fees and expenses	240,000
Accounting fees and expenses	100,000
Printing and engraving expenses	75,000
Transfer agent and registrar fees	10,000
Miscellaneous expenses	81,273

Total	$600,000

Item 14. Indemnification of Directors and Officers.

Limitation of Personal Liability of Directors and Indemnification

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL (regarding, among other things, the payment of unlawful dividends or unlawful stock purchases or redemptions), or (4) for any transaction from which the director derived an improper personal benefit. Our fifth amended and restated certificate of incorporation provides for such limitation of liability.

Section 145(a) of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of such person’s service as a director, officer, employee or agent of the corporation, or such person’s service, at the corporation’s request, as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding; provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and with respect to any criminal action or proceeding; and provided, further, that such director or officer had no reasonable cause to believe his conduct was unlawful.

Section 145(b) of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit; provided that such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation, unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses that the court shall deem proper. Notwithstanding the preceding sentence, except as otherwise provided in our bylaws, we shall be required to indemnify any such person in connection with a proceeding (or part thereof) commenced by such person only if the commencement of such proceeding (or part thereof) by any such person was authorized by the board of directors.

In addition, our fifth amended and restated certificate of incorporation provides that we must indemnify our directors and officers to the fullest extent authorized by law. Under our bylaws, we are also expressly required to advance certain expenses to our directors and officers and we are permitted to, and currently intend to, carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and the directors’ and officers’ insurance are useful to attract and retain qualified directors and officers.

The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

None.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits: The list of exhibits set forth under “Exhibit Index” at the end of this Registration Statement is incorporated herein by reference.

Item 17. Undertakings.

(a)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)	The undersigned registrant hereby undertakes that:

(i)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1	Fifth Amended and Restated Certificate of Incorporation, effective as of November 2, 2020 (filed with the SEC as Exhibit 3.1 to the Company’s Form 8-K filed on November 2, 2020 and incorporated herein by reference)

3.2	Amended and Restated Bylaws, effective as of November 2, 2020 (filed with the SEC as Exhibit 3.2 to the Company’s Form 8-K filed November 2, 2020 and incorporated herein by reference)

4.1	Indenture, dated as of August 16, 2016, by and among Leslie’s Poolmart, Inc., Leslie’s Holdings, Inc., the other guarantors party thereto and U.S. Bank National Association, as Trustee (filed with the SEC as Exhibit 4.1 to the Company’s Form S-1/A filed October 22, 2020 and incorporated herein by reference)

4.2	First Supplemental Indenture, dated as of October 26, 2016, by and among Leslie’s Poolmart, Inc., Leslie’s Holdings, Inc., the other guarantors party thereto and U.S. Bank National Association, as Trustee (filed with the SEC as Exhibit 4.2 to the Company’s Form S-1/A filed October 22, 2020 and incorporated herein by reference)

4.3	Second Supplemental Indenture, dated as of February 3, 2017, by and among Leslie’s Poolmart, Inc., Leslie’s Holdings, Inc., the other guarantors party thereto and U.S. Bank National Association, as Trustee (filed with the SEC as Exhibit 4.3 to the Company’s Form S-1/A filed October 22, 2020 and incorporated herein by reference)

4.4	Form of Registration Rights and Lock-up Agreement between Leslie’s, Inc., Bubbles Investor Aggregator, L.P., Explorer Investment Pte. Ltd. and certain other investors (executed as of November 2, 2020 and filed with the SEC as Exhibit 4.4 to the Company’s Form S-1/A filed October 28, 2020 and incorporated herein by reference)

4.5	First Amendment to Registration Rights and Lock-up Agreement between Leslie’s, Inc. and Bubbles Investor Aggregator, L.P. (filed with the SEC as Exhibit 4.5 to the Company’s Form S-1 filed on February 8, 2021 and incorporated herein by reference)

4.6	Second Amendment to Registration Rights and Lock-up Agreement between Leslie’s, Inc. and Bubbles Investor Aggregator (filed with the SEC as Exhibit 4.6 to the Company’s Form S-1 filed on June 7, 2021 and incorporated herein by reference)

5.1*	Opinion of Gibson, Dunn & Crutcher LLP

10.1	Form of Indemnification Agreement between Leslie’s, Inc. and its directors and officers (filed with the SEC as Exhibit 10.1 to the Company’s Form S-1/A filed October 26, 2020 and incorporated herein by reference)

10.2#	2020 Omnibus Incentive Plan (filed with the SEC as Exhibit 10.2 to the Company’s Form S-1/A filed October 22, 2020 and incorporated herein by reference)

10.3#	Form of Stock Option Agreement pursuant to 2020 Omnibus Incentive Plan (filed with the SEC as Exhibit 10.3 to the Company’s Form S-1/A filed October 22, 2020 and incorporated herein by reference)

10.4#	Form of Restricted Stock Unit Agreement pursuant to 2020 Omnibus Incentive Plan (filed with the SEC as Exhibit 10.4 to the Company’s Form S-1/A filed October 22, 2020 and incorporated herein by reference)

Exhibit Number	Description

10.5#	Amended and Restated Employment Agreement, dated as of October 19, 2020, by and between Leslie’s, Inc. and Michael R. Egeck (filed with the SEC as Exhibit 10.5 to the Company’s Form S-1/A filed October 22, 2020 and incorporated herein by reference)

10.6#	Succession Agreement, dated as of October 20, 2020, by and among Leslie’s Poolmart, Inc., Leslie’s, Inc. and Steven L. Ortega (filed with the SEC as Exhibit 10.6 to the Company’s Form S-1/A filed October 22, 2020 and incorporated herein by reference)

10.7#	Second Amended and Restated Employment Agreement, dated as of October 19, 2020, by and between Leslie’s, Inc. and Steven M. Weddell (filed with the SEC as Exhibit 10.7 to the Company’s Form S-1/A filed October 22, 2020 and incorporated herein by reference)

10.8#	Offer Letter, dated as of October 11, 2019, by and between Leslie’s Poolmart, Inc. and Paula Baker (filed with the SEC as Exhibit 10.8 to the Company’s Form S-1/A filed October 22, 2020 and incorporated herein by reference)

10.9#	Severance Plan, dated as of March 3, 2020, by and between Leslie’s Poolmart, Inc. and Paula Baker (filed with the SEC as Exhibit 10.9 to the Company’s Form S-1/A filed October 22, 2020 and incorporated herein by reference)

10.10#	Succession Agreement, dated as of October 19, 2020, by and among Leslie’s Poolmart, Inc., Leslie’s, Inc. and Eric Kufel (filed with the SEC as Exhibit 10.10 to the Company’s Form S-1/A filed October 22, 2020 and incorporated herein by reference)

10.11#	Form of Director Designation Agreement, by and among Leslie’s, Inc., Bubbles Investor Aggregator, L.P., and each other person that becomes party thereafter (filed with the SEC as Exhibit 10.11 to the Company’s Form S-1/A filed October 22, 2020 and incorporated herein by reference)

10.12	Amendment & Restated Term Loan Credit Agreement, dated as of March 9, 2021, by and among the Company, Leslie’s Poolmart, Inc., the lenders from time to time party thereto and Nomura Corporate Funding Americas, LLC, as administrative agent for the Lenders and as collateral agent for the Secured Parties (filed with the SEC as Exhibit 10.1 to the Company’s Form 8-K filed on March 10, 2021 and incorporated herein by reference)

10.13	Credit Agreement entered into as of October 16, 2012, among Leslie’s Poolmart, Inc., the subsidiary borrowers from time to time party thereto, Leslie’s Holdings, Inc., each lender from time to time party thereto, Bank of America, N.A., as Administrative Agent, and U.S. Bank National Association, as Co-Collateral Agent (filed with the SEC as Exhibit 10.16 to the Company’s Form S-1/A filed October 22, 2020 and incorporated herein by reference)

10.14	Amendment No. 1, dated as of August 16, 2016, to the Credit Agreement among Leslie’s Poolmart, Inc., the subsidiary borrowers from time to time party thereto, Leslie’s Holdings, Inc., each lender from time to time party thereto, Bank of America, N.A., as Administrative Agent, and U.S. Bank National Association, as Co-Collateral Agent (filed with the SEC as Exhibit 10.17 to the Company’s Form S-1/A filed October 22, 2020 and incorporated herein by reference)

10.15	Amendment No. 2, dated as of September 29, 2016, to the Credit Agreement among Leslie’s Poolmart, Inc., the subsidiary borrowers from time to time party thereto, Leslie’s Holdings, Inc., each lender from time to time party thereto, Bank of America, N.A., as Administrative Agent, and U.S. Bank National Association, as Co-Collateral Agent (filed with the SEC as Exhibit 10.18 to the Company’s Form S-1/A filed October 26, 2020 and incorporated herein by reference)

Exhibit Number	Description

10.16	Amendment No. 3, dated as of January 13, 2017, to the Credit Agreement among Leslie’s Poolmart, Inc., the subsidiary borrowers from time to time party thereto, Leslie’s Holdings, Inc., each lender from time to time party thereto, Bank of America, N.A., as Administrative Agent, and U.S. Bank National Association, as Co-Collateral Agent (filed with the SEC as Exhibit 10.19 to the Company’s Form S-1/A filed October 22, 2020 and incorporated herein by reference)

10.17	Amendment No. 4, dated as of August 13, 2020, to the Credit Agreement among Leslie’s Poolmart, Inc., the subsidiary borrowers from time to time party thereto, Leslie’s Holdings, Inc., each lender from time to time party thereto, Bank of America, N.A., as Administrative Agent, and U.S. Bank National Association, as Co-Collateral Agent (filed with the SEC as Exhibit 10.20 to the Company’s Form S-1/A filed October 22, 2020 and incorporated herein by reference)

10.18	Amendment No. 5, dated as of April 12, 2021, to the Credit Agreement among Leslie’s Poolmart, Inc., the subsidiary borrowers from time to time party thereto, Leslie’s, Inc., each lender from time to time party thereto, Bank of America, N.A., as Administrative Agent, and U.S. National Association, as Co-Collateral Agent (filed with the SEC as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed May 10, 2021 and incorporated herein by reference)

21.1	Subsidiaries of Registrant (filed with the SEC as Exhibit 21.1 to the Company’s Annual Report on Form 10-K filed December 23, 2020 and incorporated herein by reference)

23.1*	Consent of Independent Registered Public Accounting Firm

23.2*	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1)

23.3*	Consent of P.K. Data, Inc.

24.1*	Power of Attorney (included on signature page hereto)

*	Filed herewith.
#	Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Phoenix, Arizona, on September 13, 2021.

LESLIE’S, INC.
By:	/s/ Michael R. Egeck
Name: Michael R. Egeck Title: Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Steven M. Weddell and Brad A. Gazaway, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully so or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, the following persons have signed this Registration Statement in the capacities and on the date indicated.

Signature	Title	Date

/s/ Steven L. Ortega Steven L. Ortega	Chairman	September 13, 2021

/s/ Michael R. Egeck Michael R. Egeck	Chief Executive Officer (Principal Executive Officer) and Director	September 13, 2021

/s/ Steven M. Weddell Steven M. Weddell	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 13, 2021

/s/ Yolanda Daniel Yolanda Daniel	Director	September 13, 2021

/s/ Jodeen Kozlak Jodeen Kozlak	Director	September 13, 2021

/s/ Marc Magliacano Marc Magliacano	Director	September 13, 2021

/s/ Matthew Lischick Matthew Lischick	Director	September 13, 2021

Signature	Title	Date

/s/ Eric Kufel Eric Kufel	Director	September 13, 2021

/s/ Susan O’Farrell Susan O’Farrell	Director	September 13, 2021

/s/ James R. Ray, Jr. James R. Ray, Jr.	Director	September 13, 2021

/s/ John Strain John Strain	Director	September 13, 2021